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                                                                    EXHIBIT 4(i)

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA


                                      RIDER

                         CONVERTIBLE TERM LIFE INSURANCE


   INSURED            JANE DOE

   RIDER ISSUE DATE                                    POLICY NUMBER   9,000,000

   This Rider is attached to and made part of this Policy.

The Company will pay the Beneficiary the amount of term insurance shown in the Policy Schedule for the Insured above, upon receipt of due proof of the Insured's death on or before the Expiry Date of this Rider, subject to the terms and conditions set forth below. Unless otherwise provided, the Owner and Beneficiary of this Rider are the same as the Owner and Beneficiary of the Policy to which this Rider is attached.

AMOUNT OF INSURANCE. The amount of term insurance is shown on Policy Schedule page 3, and will remain level until the Expiry Date, or until increased or decreased at the request of the Owner.

EXPIRY DATE. The Expiry Date of this Rider is the Policy Anniversary nearest age 100 of the Insured or the maturity date of the Policy to which it is attached, whichever occurs first.

COST. The cost of insurance for this Rider is included in the monthly deductions for the Policy to which this Rider is attached. It is determined by multiplying the monthly cost of insurance rate by the Insured's Insurance Amount divided by 1,000. The monthly deduction for this Rider will cease upon the termination of this Rider.

The monthly cost of insurance rate is based on the Sex, Issue Age and Rider Class of the Insured and the Rider's duration. Monthly cost of insurance rates will be determined by us, based on our expectations as to future mortality costs and expenses. Any change in cost of insurance rates will be in accordance with the Changes In Policy Cost Factors Provision of the Policy. The cost of insurance rates will never be greater than the Guaranteed Monthly Rider Cost Per $1,000 of Insurance Amount shown in the Policy Schedule. Guaranteed maximum rates are based on the 1980 Commissioners' Standard Ordinary Nonsmoker or Smoker Mortality Table, Age Nearest Birthday plus any special risk factors for any extra rating.

COST OF DISABILITY WAIVER BENEFIT. If the Policy to which this Rider is attached has a Disability Waiver of Benefit rider, there will be an additional cost on each Policy Processing Day. The additional cost will be determined by multiplying the Rate Factor for the Insured's Attained Age by the Insurance Amount of this Rider divided by 1,000.

CONVERSION PRIVILEGE. At any time at or prior to attained age 60 and while this Rider is in full force, it may be converted to a new policy, subject to the conditions set forth below. The new policy must:

   1. have a Face Amount equal to the amount of term insurance provided under this Rider;

   2. be on a life plan that is customarily issued by the Company on the issue date of the new policy in the same insurance amount as this Rider and in a Premium Class as defined below.

Conversion will be made:

   1. without evidence of insurability; and

   2. upon written request and surrender of this Rider.

NEW POLICY. The Policy Date of the new policy will be the date of conversion and will be on the form then in use by the Company. The premium for the new policy will be based on the age of the Insured at his or her birthday nearest the date of conversion and on the premium rates used by the Company on that date.

PREMIUM CLASS. The Premium Class for the new policy will be the same class as this Rider.

EXTRA PREMIUM CLASS. If the class of this Rider is With Extra Rating, the extra rating for the new policy


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will be that in use by the Company on the issue date of the new policy.

Such rating will correspond to the rating for the Policy to which this Rider is attached but will be adjusted for:

   1. the plan of insurance under the new policy; and

   2. the age of the Insured.

CONVERSION OF DISABILITY WAIVER RIDER. At the Owner's request, the new policy may contain the Disability Waiver Benefit or Disability Waiver of Premium rider if:

   1. the Policy to which this Rider is attached contains a disability waiver rider for the Insured above; and

   2. conversion is made before the Insured's Attained Age 55.

If the new policy is a flexible premium variable life insurance policy, only the Disability Waiver Benefit rider is available.

The rider will be on the form in use by the Company on the issue date of the new policy. The cost of the rider will be based on:

   1. the age of the Insured at his or her birthday nearest the Policy Date of the new policy; and

   2. the rates then in use by the Company.

CHANGE IN INSURANCE AMOUNT. After the first Policy Year, the amount of this Rider may be increased or decreased upon request of the Owner and approval of the Company, while this Rider is in force. Any change will be effective as of the next Policy Processing Day following the date we approve your written request, provided we have received any premium required for the change.

You may request a change by completing an application for change. A copy of such application will be attached the change is approved. The application for change and new Policy Schedule pages will become part of the Policy to which this Rider is attached. We may require you to return the Policy to make the change.

INSURANCE AMOUNT INCREASE. You may request an Insurance Amount increase subject to the following:

   1. you must provide evidence satisfactory to the Company of the Insured's insurability in the same or better Rider Class in which this Rider was issued;

   2. the Insured's Attained Age must be 75 years or less;

   3. you may not have increased the Insurance Amount of this Rider in the prior 12-month period;

   4. the amount of the increase must be at least $25,000.

   5. we reserve the right to charge a reasonable fee for this transaction.

INSURANCE AMOUNT DECREASE. You may request an Insurance Amount decrease subject to the following:

   1. the Insurance Amount after the decrease is not less than the minimum amount for which we would then issue this Rider under our rules; and

   2. the amount of the decrease must be at least $25,000.

TERMINATION. This Rider will terminate:

   1. upon written request;

   2. on its Expiry Date or the prior surrender or other termination of the Policy to which it is attached; or

   3. upon exercise of the Policy Split Option Rider, if included with the Policy to which this Rider is attached.

Attached by Nationwide Life and Annuity Company of America on the issue date of this Rider.

                                                             /s/ GARY D. MCMAHAN
                                                                       President

Form PLC308                                                              (11.96)